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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                     RULE 13E-3 TRANSACTION STATEMENT UNDER
     SECTION 13(E) OF THE SECURITIES EXCHANGE ACT AND RULE 13E-3 THEREUNDER

                            CASCO INTERNATIONAL, INC.
                                (Name of Issuer)

                            CASCO INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    147399109
                      (CUSIP Number of Class of Securities)


                                CHARLES R. DAVIS
                            CASCO INTERNATIONAL, INC.
                         13900 CONLAN CIRCLE, SUITE 150
                               CHARLOTTE, NC 28277
                                 (704) 752-0119

                                WITH COPIES TO:

                            PHILIP M. SHASTEEN, ESQ.
                         JOHNSON, BLAKELY, POPE, BOKOR,
                              RUPPEL & BURNS, P.A.
                       100 NORTH TAMPA STREET, SUITE 1800
                                TAMPA, FL 33602
                                 (813) 225-2500
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)


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This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 ("the Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

                            CALCULATION OF FILING FEE

Transaction Value*                                      Amount of Filing Fee
------------------                                      --------------------
$2,097,172     .....................................               $420

*For purposes of calculating the fee only. Assumes purchase of 953,320 shares, par value $.01 per share, of Casco International, Inc. at $2.10 per share plus payment of the excess, if any, of $2.10 per share and the exercise price of currently outstanding options to purchase Casco International, Inc. common stock.

[X] Check the box if any part of the fee is offset as provided by ss.0.0-11(a)(2) and identify the filing with which the offsetting fee was previously fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $420

         Form or Registration No.:  Preliminary Proxy Statement on Schedule 14A

         Filing Party:     Casco International, Inc.

         Date Filed:       June 29, 2001



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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement (the "Statement") is being filed in connection with the concurrent filing by Casco International, Inc. ("Casco" or the "Company") with the Securities and Exchange Commission (the "Commission") of a Preliminary Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with a special meeting of the stockholders of Casco. At such meeting, the stockholders of Casco will vote upon, among other things, the adoption of an Agreement and Plan of Merger dated as of May 8, 2001 (the "Merger Agreement") by and among Casco, Davis Holdings of North Carolina, Inc., and Davis Acquisition of North Carolina, Inc., pursuant to which Davis Acquisition of North Carolina, Inc., a wholly-owned subsidiary of Davis Holdings of North Carolina, Inc., will be merged with and into Casco.

              A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule 13E-3 to Items 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

              The information in the Proxy Statement, including all Appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each Item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

         The filing of this Statement shall not be construed as an admission by Casco or by Davis Holdings of North Carolina, Inc., Davis Acquisition of North Carolina, Inc. or their affiliates, that Casco is "controlled" by any of them or any of their affiliates or that any of them or their affiliates is an "affiliate" of Casco within the meaning of Rule 13E-3 under Section 13(e) of the Exchange Act.

Item 1.    Summary Term Sheet.

           ITEM 1001

                  The information contained in the section of the Proxy Statement entitled "SUMMARY" is incorporated herein by reference.

Item 2.    Subject Company Information.

           ITEM 1002

                  (a)        Casco International, Inc.
                             13900 Conlan Circle, Suite 150
                             Charlotte, NC  28277
                             (704)752-0119


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                  (b)        Common stock, $0.01 par value, 1,774,186 shares
                             issued and outstanding as of June 27, 2001.

                  (c)-(d) The information contained in the section of the Proxy Statement entitled "MARKET PRICES OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.

                  (e)        Not applicable.

                  (f) The information contained in the section of the Proxy Statement entitled "RECENT STOCK PURCHASES" is incorporated by reference.

Item 3.    Identity and Background of Filing Person.

           ITEM 1003

                  (a), (b),  Casco International, Inc.
                  (c)        13900 Conlan Circle, Suite 150
                             Charlotte, NC 28277
                             (704) 752-0119
                             Neither the Filing Person nor the respective officers, directors, or persons controlling the Filing Person have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.    Terms of the Transaction.

           ITEM 1004

                  (a)(1)     Not applicable.

                  (a)(2) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What am I being asked to vote
                                    upon?

                                    SUMMARY - What will happen in the merger?


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                                    SUMMARY - What will happen to my warrants?

                                    SUMMARY - What will happen to my stock
                                    options?

                                    SUMMARY - Why is the board of directors
                                    recommending that I vote in favor of the merger agreement?

                                    SUMMARY - What vote is required to adopt and approve the merger agreement?

                                    SUMMARY - What are the consequences of the merger to present members of management and the board of directors?

                                    SUMMARY - What are the U.S. federal income tax consequences of the merger?

                                    SPECIAL FACTORS.

                                    GENERAL INFORMATION ABOUT THE SPECIAL
                                    MEETING - Record Date and Voting
                                    Information.

                                    EFFECTS OF THE MERGER.

                                    MERGER CONSIDERATION TO BE RECEIVED BY THE
                                    CONTINUING STOCKHOLDERS.

                                    ANTICIPATED ACCOUNTING TREATMENT OF MERGER.

                                    THE MERGER AGREEMENT- Conversion of Common
                                    Stock.

                                    CONTINUING EQUITY INTERESTS OF THE
                                    CONTINUING STOCKHOLDERS.

                                    FEDERAL INCOME TAX CONSIDERATIONS.


                  (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What will happen in the merger?

                                    SUMMARY - What are the consequences of the merger to present members of management and the board of directors?

                                    EFFECTS OF THE MERGER.

                                    THE MERGER AGREEMENT - Conversion of Common
                                    Stock.

                  (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What rights do I have if I oppose the merger?

                                    GENERAL INFORMATION ABOUT THE SPECIAL
                                    MEETING - Appraisal Rights.

                                    APPRAISAL RIGHTS.

                                    Appendix B to the Proxy Statement.


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                  (e)        No provision has been made by any Filing Person in
                             connection with the transaction to grant unaffiliated security holders access to the corporate files of the Filing Person or to obtain counsel or appraisal services at the expense of the Filing Person.

                  (f)        Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

           ITEM 1005

                  (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    INTERESTS OF THE CONTINUING STOCKHOLDERS IN
                                    THE MERGER.

                                    SUMMARY - What will happen in the merger?

                                    THE MERGER AGREEMENT - Conversion of Common
                                    Stock.

                  (b),(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - Who are the parties to the merger agreement?

                                    SPECIAL FACTORS - Background of the Merger.

                                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                    OWNERS AND MANAGEMENT.

                  (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What will happen in the merger?

                                    VOTING AGREEMENT AND PROXY.

                                    THE MERGER AGREEMENT.

                                    Exhibit A to the Proxy Statement.

Item 6.    Purpose of the Transaction and Plans or Proposals.

           ITEM 1006

                  (b),       The information contained in the following sections
                  (c)(1)-    of the Proxy Statement is incorporated herein by
                  (c)(8)     reference:

                                    SUMMARY - Who are the parties to the merger agreement?



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                                    SPECIAL FACTORS - Background of the Merger.

                                    EFFECTS OF THE MERGER.

                                    EXECUTIVE OFFICERS AND DIRECTORS OF THE
                                    SURVIVING CORPORATION.

                                    MERGER FINANCING.

                                    THE MERGER AGREEMENT.

                                    Exhibit A to the Proxy Statement.

Item 7.    Purposes, Alternatives, Reasons and Effects.

           ITEM 1013

                  (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - Why is the board of directors
                                    recommending that I vote in favor of the merger?

                                    SUMMARY - Did the special committee receive any firm offers from others to acquire Casco at prices higher than $2.10 per share?

                                    SPECIAL FACTORS - Background of the Merger.

                                    SPECIAL FACTORS - Determinations and
                                    Recommendations of the Special Committee and the Casco Board of Directors; Fairness of the Merger.

                                    SPECIAL FACTORS - Reasons for the Special
                                    Committee's and the Board's Recommendations.

                                    SPECIAL FACTORS - Purpose and Reasons of the
                                    Continuing Stockholders for the Merger.

                                    PURPOSE AND REASONS OF THE DAVIS GROUP AND
                                    OTHER MEMBERS OF THE MANAGEMENT GROUP FOR
                                    THE MERGER.

                                    PURPOSE AND REASONS OF THE STOCKHOLDER GROUP
                                    FOR THE MERGER.

                                    PURPOSE AND REASONS OF CASCO FOR THE MERGER
                                    AND STRUCTURE OF THE MERGER.


                  (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What will happen in the merger?

                                    SUMMARY - What will happen to my warrants?

                                    SUMMARY - What will happen to my stock
                                    options?


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                                    SUMMARY - What are the consequences of the
                                    merger to present members of management and the board of directors?

                                    SUMMARY - What will happen to the market for Casco's common stock and warrants after the merger?

                                    SUMMARY - What are the U.S. federal income tax consequences of the merger?

                                    SUMMARY - What rights do I have if I oppose the proposed merger?

                                    EFFECTS OF THE MERGER.

                                    FEDERAL INCOME TAX CONSIDERATIONS.

                                    APPRAISAL RIGHTS.

                                    THE MERGER AGREEMENT - Conversion of Common
                                    Stock.

                                    THE MERGER AGREEMENT - Treatment of Stock
                                    Options.

                                    THE MERGER AGREEMENT - Payment for Shares.

Item 8.    Fairness of the Transaction.

           ITEM 1014

                  (a)-(e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - Has the board of directors
                                    recommended the merger?

                                    SUMMARY - Why is the board of directors
                                    recommending that I vote in favor of the merger agreement?

                                    SUMMARY - Why was the special committee
                                    formed?

                                    SUMMARY - Who can vote on the merger
                                    agreement?

                                    SUMMARY - What vote is required to adopt and approve the merger agreement?

                                    SPECIAL FACTORS.

                                    GENERAL INFORMATION ABOUT THE SPECIAL
                                    MEETING - Record Date and Voting
                                    Information.

                  (f)        Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations.


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           ITEM 1015

                  (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - Why was the special committee
                                    formed?

                                    SUMMARY - How was the amount of the merger price determined?

                                    SPECIAL FACTOR - Background of the Merger.

                                    SPECIAL FACTORS - Summary of the Financial
                                    Advisor's Fairness Analysis.

                                    Exhibit C to the Proxy Statement.

Item 10.   Source and Amounts of Funds or Other Considerations.

           ITEM 1007

                  (a), (b)
                  and (d) The information contained in the section of the Proxy Statement entitled "MERGER FINANCING" is incorporated herein by reference. There are no alternative financing plans if the financing by Branch Banking & Trust Co. falls through.

                  (c) The information contained in the section of the Proxy Statement entitled "ESTIMATED FEES AND EXPENSES OF THE MERGER" is incorporated herein by reference.

Item 11.   Interest in Securities of the Subject Company.

           ITEM 1008

                  (a) The information contained in the section of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

                  (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    RECENT STOCK PURCHASES - Recent Transactions

                                    THE MERGER - Conversion of Securities

Item 12.   The Solicitation or Recommendation.

           ITEM 1012


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                  (d),       (e) The information contained in the following
                             sections of the Proxy Statement entitled "MERGER FINANCING" is incorporated herein by reference.

                                    SUMMARY - Has the board of directors
                                    recommended the merger?

                                    SUMMARY - What vote is required to adopt and approve the merger agreement?

                                    SUMMARY - Why is the board of directors
                                    recommending that I vote in favor of the merger agreement?

                                    SPECIAL FACTORS - Determinations and
                                    Recommendations of the Special Committee and the Casco Board of Directors; Fairness of the Merger.

                                    GENERAL INFORMATION ABOUT THE SPECIAL
                                    MEETING -- Record Date and Voting
                                    Information.

                                    PURPOSE AND REASONS OF THE DAVIS GROUP AND
                                    OTHER MEMBERS OF THE MANAGEMENT GROUP FOR
                                    THE MERGER.

                                    POSITION OF THE MANAGEMENT GROUP AS TO THE
                                    FAIRNESS OF THE MERGER.

                                    PURPOSE AND REASONS OF THE STOCKHOLDER GROUP
                                    FOR THE MERGER.

                                    PURPOSE AND REASONS OF CASCO FOR THE MERGER
                                    AND STRUCTURE OF THE MERGER.

                                    VOTING AGREEMENT AND PROXY.

Item 13.   Financial Statements.

           ITEM 1010

                  (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    INCORPORATION OF CERTAIN DOCUMENTS BY
                                    REFERENCE.

                                    SELECTED FINANCIAL DATA.

                                    MARKET PRICES OF COMMON STOCK AND DIVIDENDS.

                  (b)        Not applicable.


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Item 14.   Persons/Assets, Retained, employed, Compensated or Used.

           ITEM 1009

                  (a)-(b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    ESTIMATED FEES AND EXPENSES OF THE MERGER.

                                    GENERAL INFORMATION ABOUT THE SPECIAL
                                    MEETING - Expenses of Proxy Solicitation.

Item 15.   Additional Information.

           ITEM 1011

                  (b) The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.   Exhibits.

                  (a) Preliminary form of the Proxy Statement filed with the Securities and Exchange Commission on June 29, 2001.

                  (b)(1) Branch Banking & Trust Co. Commitment Letter dated February 6, 2001.

                  (b)(2) Branch Banking & Trust Co. Amendment to Commitment Letter dated February 6, 2001.

                  (c)(1) Opinion of Ambient Advisors, LLC, attached as Appendix C to the Proxy Statement.

                  (c)(2) Analytic Information Regarding Buyout Proposal, prepared by Ambient Advisors, LLC.

                  (d)(1) Agreement and Plan of Merger dated May 8, 2001, by and among Casco International, Inc., a Delaware corporation; Davis Holdings of North Carolina, Inc., a North Carolina corporation; and Davis Acquisition of North Carolina, Inc., a North Carolina corporation, attached as Appendix A to the Proxy Statement.

                  (d)(2) Contribution Agreement dated May 20, 2001 incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D of S. Robert Davis, Charles R. Davis, R.L. Renck & Co., Inc., Richard Fentin, Dr. John Graver, Randall J. Asmo, Jeffrey
                             A. Ross, Dan Splawn, Melissa Davis, Media Source, Inc. filed with the SEC on June 19, 2001.

                  (f) Section 262 of the Delaware General Corporation Law, attached as Appendix B to the Proxy Statement.

                  (g)        None.



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                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 29, 2001

                                    CASCO INTERNATIONAL, INC.


                                    By:/s/ Charles R. Davis
                                       ----------------------------------------
                                         Name: Charles R. Davis
                                         Title: President





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                                  EXHIBIT INDEX

EXHIBIT NUMBER
--------------

   (a) Preliminary form of the Proxy Statement filed with the Securities and Exchange Commission on June 29, 2001.

   (b)(1)         Branch Banking & Trust Co. Commitment Letter dated February 6,
                  2001.

   (b)(2) Branch Banking & Trust Co. Amendment to Commitment Letter dated February 6, 2001.

   (c)(1) Opinion of Ambient Advisors, LLC, attached as Appendix C to the Proxy Statement.

   (c)(2) Analytic Information Regarding Buyout Proposal, prepared by Ambient Advisors, LLC.

   (d)(1) Agreement and Plan of Merger dated May 8, 2001, by and among Casco International, Inc., a Delaware corporation; Davis Holdings of North Carolina, Inc., a North Carolina corporation; and Davis Acquisition of North Carolina, Inc., a North Carolina corporation, attached as Appendix A to the Proxy Statement.

   (d)(2) Contribution Agreement dated May 20, 2001 incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D of S. Robert Davis, Charles R. Davis, R.L. Renck & Co., Inc., Richard Fentin, Dr. John Graver, Randall J. Asmo, Jeffrey A. Ross, Dan Splawn, Melissa Davis, Media Source, Inc. filed with the SEC on June 19, 2001.

   (f) Section 262 of the Delaware General Corporation Law, attached as Appendix B to the Proxy Statement.

   (g)            None.